EXHIBIT 12
Computation of Ratio of Earnings to Fixed Charges
The Boeing Company and Subsidiaries
(Dollars in millions)

	Three months ended March 31, 2013
		Years ended December 31,
		2012	2011	2010	2009	2008
Earnings before income taxes	$1,438	$5,910	$5,393	$4,507	$1,731	$3,995
Fixed charges excluding capitalized interest	131	603	677	726	564	492
Amortization of previously capitalized interest	19	75	64	60	61	50
Net adjustment for earnings from affiliates	5	69	(38)	(11)	(10)	(10)
Earnings available for fixed charges	$1,593	$6,657	$6,096	$5,282	$2,346	$4,527
Fixed charges:
Interest and debt expense(1)	$118	$551	$626	$676	$514	$425
Interest capitalized during the period	21	74	57	48	90	99
Rentals deemed representative of an interest factor	13	52	51	50	50	67
Total fixed charges	$152	$677	$734	$774	$654	$591
Ratio of earnings to fixed charges	10.5	9.8	8.3	6.8	3.6	7.7

(1)	Amount does not include tax-related interest expense which is reported as a component of Income tax expense in our Condensed Consolidated Statements of Operations.